Mail Stop 4561

July 20, 2006

Mr. Louis Hernandez, Jr.
Chairman and Chief Executive Officer
Open Solutions, Inc.
455 Winding Brook Drive
Glastonbury, CT 06033

      RE: Open Solutions, Inc.
               Form 10-K for the Fiscal Year Ended
               December 31, 2005
               Filed March 15, 2006
               Forms 8-K, Filed February 28 and May 2, 2006
               File No. 000-02333

Dear Mr. Hernandez:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 8. Convertible Notes Payable, page F-21

1. Tell us how you evaluated the conversion feature associated with the senior subordinated convertible notes due 2035 (the Notes) to determine whether it was an embedded derivative that met the criteria for bifurcation under SFAS 133. Specifically, tell us how you considered the criteria in paragraph 12(a) – 12(c) of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis. Provide us with your analysis using the conditions outlined in paragraph 12-32 of EITF 00-19 to support your conclusion.

2. We also note that it appears that the Notes may contain other embedded derivatives that you should evaluate under SFAS 133. Tell us how you evaluated whether the redemption rights and repurchase options were embedded derivatives that should be separated from the debt host and accounted for at fair value under SFAS 133.

3. Please note, pursuant to the comments above relating to the Notes, you should provide us a thorough analysis of all the provisions of the Notes in order to determine whether there are any provisions that may be derivatives. In your response address the relevant information in Section II B of Current Accounting and Disclosure Issues in the Division of Corporation Finance, which is available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Forms 8-K filed February 28, 2006 and May 2, 2006

4. We note your use of non-GAAP measures under Item 9.01 of the Form 8-Ks noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

    • the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
    • the economic substance behind management's decision to use such a measure;
    • the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
    • the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
    • the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. For example, explain what you mean by "core" performance. If you intend to use this terminology in your future Forms 8-K, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your "core" performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Louis Hernandez, Jr.
Open Solutions, Inc.
July 20, 2006
4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406, Thomas Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief